EXHIBIT 21.1

MATADOR RESOURCES COMPANY

List of Subsidiaries

Name	Jurisdiction

MRC Energy Company	Texas

Matador Production Company	Texas

Longwood Gathering and Disposal Systems GP, Inc.	Texas

Longwood Gathering and Disposal Systems, LP	Texas

MRC Permian Company	Texas

MRC Rockies Company	Texas